FIRST AMENDMENT TO

SERIES B COMMON STOCK PURCHASE WARRANT

This First Amendment (the “Amendment”) to Series B Common Stock Purchase Warrant (the “Warrant”), is made and entered into effective as of April 14, 2015 (the “Effective Date”), by and between International Stem Cell Corporation, a Delaware corporation (the “Company”) and __________ (the “Holder”).  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Warrant.

WHEREAS, the Holder acquired the Warrant to purchase shares of Common Stock, at an exercise price of $0.06447 per share, subject to adjustment as set forth in the Warrant, in a private placement transaction, which closed on October 14, 2014.

WHEREAS, the Warrant has an exercise term of six (6) months from the date of issuance (which is the date the private placement transaction closed) and is set to terminate at the close of business on April 14, 2015.

WHEREAS, the Holder and the Company desire to amend the Warrant to set the exercise price to $0.075 per share, extend the exercise term to June 20, 2015 and remove reset, cashless exercise and related anti-dilution provisions as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.Termination Date.  The heading paragraph of the Warrant is hereby amended and restated in its entirety as follows:

THIS SERIES B COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, _____________ or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (Pacific Time) on June 20, 2015 (the “Termination Date”) but not thereafter, to subscribe for and purchase from International Stem Cell Corporation, a Delaware corporation (the “Company”), up to ______ shares (as subject to adjustment hereunder, the “Warrant Shares”) of Common Stock.  The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

2.Exercise Price.  Section 2(b) of the Warrant is hereby amended and restated in its entirety as follows:

b)Exercise Price.  The exercise price per share of the Common Stock under this Warrant shall be $0.075, subject to adjustment hereunder (the “Exercise Price”).

3.Exercise and Certain Adjustments.  Sections 2(c), 3(b) and 3(c) of the Warrant are hereby deleted in their entirety.

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4.Necessary Acts.  Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

5.Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of the Purchase Agreement.

6.Continued Validity.  Except as otherwise expressly provided herein, the Warrant shall remain in full force and effect.

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IN WITNESS WHEREOF, the Company and Holder have caused this Amendment to be duly executed as of the date first set forth above.

INTERNATIONAL STEM CELL CORPORATION

By:
	Name:	Jay Novak
	Title:	Chief Financial Officer
HOLDER:

By:
Name:

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